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                                                                    Exhibit 3.10

                        PHILADELPHIA SUBURBAN CORPORATION
                           RESOLUTION AMENDING BYLAWS

RESOLVED, that in accordance with Section 8.07(ii) of the Company's Bylaws,
Section 2.01(a) be amended as follows:

         Section 2.01.  Manner of Giving Notice.

                  (a) General rule. Whenever written notice is required to be given to any person under the provisions of the Business Corporation Law or by the articles or these bylaws, it may be given to the person either personally or by sending a copy thereof by first class mail or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answer back received) or courier service, charges prepaid, by internet or other means of electronic transmission consented to by the person whom the notice is given or by facsimile transmission, to the address (or to the telex, TWX or facsimile number) of the person appearing on the books of the corporation or, in the case of directors, supplied by the director to the corporation for the purpose of notice. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office or courier service for delivery to that person or, in the case of telex or TWX, or internet or other means of electronic transmission, when dispatched or, in the case of facsimile transmission, when received. A notice of a meeting shall specify the place, day and hour of the meeting and any other information required by any other provision of the Business Corporation Law, the articles or these bylaws.

; and it is

FURTHER RESOLVED, that in accordance with Section 8.07(ii) of the Company's Bylaws, Section 2.02 of the Company's Bylaws is hereby amended as follows:

                  Section 2.02. Notice of Meetings of Board of Directors. Notice of a regular meeting of the board of directors need not be given. Notice of every special meeting of the board of directors shall be given to each director by telephone or in writing or with the prior consent of the director by internet or other means of electronic transmission at least 24 hours (in the case of notice by telephone, telex, TWX, internet or other means of electronic transmission or facsimile transmission) or 48 hours (in the case of notice by telegraph, courier service or express mail) or five days (in the case of notice by first class mail) before the time at which the meeting is to be held. Every such notice shall state the time and place of the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board need be specified in a notice of the meeting.

; and it is
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FURTHER RESOLVED, that in accordance with Section 8.07(ii) of the Company's
Bylaws, Section 3.08(b) of the Company's Bylaws is hereby amended as follows:

                  (b) Minimum requirements. Every proxy shall be executed in writing by the shareholder or by the duly authorized attorney-in-fact of the shareholder and filed with the secretary of the corporation. A telegram, telex, cablegram, datagram or similar transmission from a shareholder or attorney-in-fact, or a photographic, facsimile or similar reproduction of a writing executed by a shareholder or attorney-in-fact, or other proxy transmitted as permitted by law, including without limitation, by internet, interactive voice response system or other means of electronic transmission executed by a shareholder or attorney-in-fact:

                  (1) may be treated as properly executed for purposes of this subsection; and

                  (2) shall be so treated if it sets forth a confidential and unique identification number or other mark furnished by the corporation to the shareholder for the purposes of a particular meeting or transaction.